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Exhibit 3.28

STATE of DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE of FORMATION

•	First: The name of the limited liability company is CITADEL LNT, LLC.
•	Second: The address of its registered office in the State of Delaware is 2711 Centerville Road Suite 400 in the City of Wilmington, DE 19808.
The name of its Registered agent at such address is Corporation Service Company.
•	Third: (Use this paragraph only f the company is to have a specific effective date of dissolution.)
"The latest date on which the limited liability company is to dissolve is ."
•	Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation of CITADEL LNT, LLC this 16th day of April, 2004.
BY:	/s/ Catherine C. Kelleher Authorized Person(s)
NAME:	Catherine C. Kelleher
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STATE of DELAWARE LIMITED LIABILITY COMPANY CERTIFICATE of FORMATION